PRICER

PRESS RELEASE

from Pricer AB (publ) 14 April, 2004

NOTICE

Notice is hereby given that your attendance is requested at the Annual General Meeting of Pricer AB (publ) which will be held in the Company's premises, Bergkällavägen 20-22, Sollentuna, at 5 pm on Thursday, 13 May 2004.

Notification of attendance

Shareholders who wish to participate in the Annual General Meeting must be recorded in the register of shareholders maintained by the Swedish Central Securities Depository & Clearing Organisation, VPC AB, no later than Monday, 3 May 2004 and they must notify the Company no later than 4 pm on Monday, 10 May 2004 in writing to Pricer AB (publ), Bergkällavägen 20-22, SE-192 79 Sollentuna, Sweden, by telephone +46 8-505 582 00, by fax +46 8-505 582 01 or by e-mail: info@pricer.se. The notification should include the shareholder's name, address, telephone number, personal or corporate identity number and number of shares held.

To be entitled to participate at the Meeting, shareholders whose shares are registered in the name of a trustee must have their shares temporarily re-registered in their own name. Shareholders must notify their trustees well in advance of 3 May 2004.

Evidence of the right to attend, such as power of attorney and company registration certificate should, where applicable, be sent to Pricer AB before the AGM.

Business

1. Opening of the AGM.

2. Election of the Chairman of the AGM.

3. Drawing up and approval of the voting list.

4. Approval of the agenda.

5. Election of persons to verify the minutes.

6. Review of the procedures to establish if the AGM has been duly convened.

7. Statement by the President of Pricer AB.

8. Submission of the annual report, consolidated financial statements and audit report.

9. Resolutions
   a) the adoption of the statement of income and balance sheet of the parent company and the Group
   b) the distribution of the Company's loss in accordance with the adopted balance sheet
   c) the discharge from liability of the Members of the Board of Directors and the President.

10. Determination of the remuneration of the Board of Directors and the Auditors.

11. Election of the Board Members and the Auditors.

12. Authorisation of issue.

13. Closing of the AGM.

Proposal for election of Board of Directors and Auditors (item 11 above)

The Company's Nomination Committee proposes the re-election of Board Members Salvatore Grimaldi, Jan Forssjö, Göran Lindén and Margareta Norell Bergendahl and the election of Michael S Juuhl. Michael S Juuhl is President of Electronic Tracking Systems AS and a Board Member of AquaFence AS and Malermestrene Brendmoe & Kirkestuen AS. He is also a member of the Company's Nomination Committee but has been proposed for election as a Board Member on the initiative of a group of major Norwegian shareholders. Martin Bjäringer will not stand for re-election. The Committee proposes the public accounting firm KPMG Bohlins AB for election as Auditor with Kari Falk as the principal Auditor.

Authorisation of issue (item 12 above)

The Board of Directors proposes that the AGM authorises the Board to make decisions, on one or several occasions, to issue not more than 20,000,000 series B shares until the date of the next Annual General Meeting. The Board should be able to decide on a new issue with a departure from the shareholders' right of preference with or without a provision for a non-cash issue.

The reason for a departure from the right of preference and non-cash issue is to enable the company to issue shares for the acquisition of companies, operations and rights.

Documents for the AGM

During week 16, the Annual Report and the Audit Report for the 2003 financial year will be distributed to shareholders who have more than 15,000 shares registered in their own name at 31 March 2004. These documents will also be mailed on request to shareholders who provide their postal address.

Dividend

The Board of Directors proposes that no dividend is paid for the 2003 financial year.

Sollentuna, April 2004
Pricer AB (publ)
Board of Directors

For further information, please contact:
Jan Forssjö, President and CEO, Pricer AB +46 8 505 582 00

Pricer AB (publ), founded in 1991 in Uppsala, has the world's leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems that improves significantly customer profitability and productivity.
With the largest product range on the market, Pricer ESL System is installed in more than 450 stores in three continents. Among others, the largest and second largest retailer in Europe and some of the largest retailers in Japan are customers to Pricer. Pricer, in cooperation with highly competent partners, offers a totally integrated solution together with the supplementary products, applications and services.
Pricer AB is listed on the Stockholmsbörsen's "O" list. For further information visit Pricer's website. Registration to receive news releases automatically by email can be made on the website.

Pricer AB (Publ)
Bergkällavägen 20-22
SE-192 79 Sollentuna
Sweden

Website: www.pricer.com
Tel: +46 8-505 582 00
Corp. ID. No: 556427-7993